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[LETTERHEAD OF KOO KOO ROO
    CALIFORNIA KITCHEN]

FOR IMMEDIATE RELEASE




              KOO KOO ROO SIGNS LETTER OF INTENT TO PURCHASE 14
                          HAMBURGER HAMLET LOCATIONS

      Los Angeles, March 6, 1997, Koo Koo Roo, Inc. (Nasdaq National Market:
KKRO) and Hamburger Hamlet Restaurants, Inc. (HAMB) jointly announced today that they have executed a letter of intent to file a purchase agreement for Koo Koo Roo to purchase fourteen Hamburger Hamlet restaurants out of bankruptcy for approximately $11.45 million, consisting of $9.70 million in cash and 150,000 shares of restricted common stock, plus the assumption of the leases covering the acquired restaurants. Of the units subject to the letter of intent, ten are located in California and four are in the Washington, D.C. Beltway area. Although based in California, Koo Koo Roo already has one restaurant under construction in the Washington, D.C. area and additional units are in the planning stage.

The purchase agreement to be filed pursuant to the letter of intent will be subject to approval by the bankruptcy court and, additionally, contains certain overbid protections for Koo Koo Roo. Remaining contingencies consisting primarily of legal due diligence and lease reviews are to be released by Koo Koo Roo by March 13, 1997.

If completed, Koo Koo Roo anticipates that over time it would co-locate its Koo Koo Roo California Kitchen restaurant in several of the acquired restaurants. In addition, the Company currently intends to test a menu insert profiling Koo Koo Roo and offering selected Koo Koo Roo menu items on the Hamlet menu. Hamburger Hamlet was one of the original family dining restaurants to offer rotisserie chicken, which continues to be a significant percentage of entree sales, and currently also offers a successful turkey burger item.

Ken Berg, Chairman and CEO of Koo Koo Roo said, "We are very pleased to have the current management of the Hamlet restaurants join our Company. The loyal and dedicated employees of Hamburger Hamlet will now be able to operate in a more stable environment."

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Koo Koo Roo, Inc. Press Release
March 6, 1997
Page 2

Rob Kautz, President and CFO of Koo Koo Roo commented that "Our core business continues to be the expansion of Koo Koo Roo California Kitchen restaurants in the U.S. and worldwide. We believe this acquisition offers immediate financial benefits and real estate opportunities for Koo Koo Roo. Additionally, if the items to be added to the Hamlet menu on a test basis are well received, this will gain exposure for the Koo Koo Roo brand to the Hamlet's approximately 60,000 customers a week in Los Angeles and Washington, D.C."

The purchase, if completed, will be financed through a debt package which the Company is negotiating or through the application of cash on hand. Based on the review of the historical financial information of Hamburger Hamlet, Koo Koo
Roo management presently expects the acquisition to be immediately accretive to Koo Koo Roo's consolidated operating cash flow. Libra Investments, Inc., which initiated the transaction, is advising Koo Koo Roo on the acquisition.

Koo Koo Roo operates 28 Koo Koo Roo California Kitchen restaurants, 24 of which are located in California, two in Florida, one in Colorado, and one in New York, serving freshly prepared foods including its Original Flame Broiled Skinless Chicken(R). The Arrosto Coffee Company, a subsidiary, operates a coffee bean micro-roastery which places over half of its output into licensed locations in ten Koo Koo Roo restaurants. Color Me Mine, also a subsidiary, operates a 20,000 square foot ceramics plant in California and has ten company-owned and eight franchised paint-your-own ceramic studios located in California, New Jersey and Florida.

Forward-looking statements and comments in this press release are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to complete the acquisition of certain assets of Hamburger Hamlet, integrate those assets into its business, and enhance operating results, are necessarily subject to risks and uncertainties, some of which are significant in scope and nature. These risks include, among others, challenges related to the integration of the Hamburger Hamlet assets as well as the management of the Company's growth in general and competition. These risks are further discussed in the periodic reports and registration statements filed by the Company from time to time with the Securities and Exchange Commission.